Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

CONNECTED TRANSACTION

ASSETS TRANSFER AGREEMENT

ASSETS TRANSFER AGREEMENT

On July 21, 2025, Ping An Consumer Finance and Shenzhen China Merchants Ping An Asset Management (being the winner of the public bidding process) entered into the Assets Transfer Agreement, pursuant to which Ping An Consumer Finance has conditionally agreed to transfer the Creditor’s Rights Assets related to various non-performing debts with the aggregate principal balance and interest totaling approximately RMB468.74 million as of the Transaction Benchmark Date, to Shenzhen China Merchants Ping An Asset Management for the Consideration of RMB36.44 million.

LISTING RULES IMPLICATIONS

Shenzhen China Merchants Ping An Asset Management is owned as to 39% by Ping An Life Insurance, a subsidiary of Ping An Insurance. Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement, and thus Shenzhen China Merchants Ping An Asset Management, being an associate of Ping An Life Insurance, is a connected person of the Company for the purpose of the Listing Rules. Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is indirectly owned as to 70% by the Company and directly owned as to 30% by Ping An Insurance as at the date of this announcement. Accordingly, the Creditor’s Rights Assets Transfer constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As all applicable percentage ratios in respect of the Creditor’s Rights Assets Transfer exceed 0.1% but are less than 5%, the Creditor’s Rights Assets Transfer is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but is exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

On July 21, 2025, Ping An Consumer Finance and Shenzhen China Merchants Ping An Asset Management (being the winner of the public bidding process) entered into the Assets Transfer Agreement, pursuant to which Ping An Consumer Finance has conditionally agreed to transfer the Creditor’s Rights Assets related to various non-performing debts with the aggregate principal balance and interest totaling approximately RMB468.74 million as of the Transaction Benchmark Date, to Shenzhen China Merchants Ping An Asset Management for the Consideration of RMB36.44 million.

The principal terms of the Assets Transfer Agreement are set out below:

Date:	July 21, 2025

Parties:	(a) Ping An Consumer Finance, as the transferor

(b) Shenzhen China Merchants Ping An Asset Management, as the transferee

Subject of the transfer

Subject to the satisfaction or waiver (as the case may be) of the completion conditions, as at the date of completion, Ping An Consumer Finance shall transfer the following rights, interests and benefits of the Creditor’s Rights Assets from the Transaction Benchmark Date to Shenzhen China Merchants Ping An Asset Management, including:

(a)	Ping An Consumer Finance’s related rights and interests in the Creditor’s Rights Assets (present and future, actual and contingent);

(b)	all repayments, due or to become due, attributable to the Creditor’s Rights Assets;

(c)	the rights to demand, litigate, recover and receive all payments due in connection with the Creditor’s Rights Assets; and

(d)	all rights and legal remedies related to the realization and enforcement of the Creditor’s Rights Assets.

Consideration and Payment

The Consideration for the Creditor’s Rights Assets Transfer under the Assets Transfer Agreement is RMB36.44 million in cash. Pursuant to the Assets Transfer Agreement, Shenzhen China Merchants Ping An Asset Management shall pay the Consideration in full to Ping An Consumer Finance in one lump sum by July 31, 2025.

In accordance with the Notice on the Launch of the Pilot Program on the Transfer of the Second Batch of Non-Performing Loan (《關於開展第二批不良貸款轉讓試點工作的通知》 ) issued by the China Banking and Insurance Regulatory Commission, Ping An Consumer Finance adopted the public bidding selection method to determine the transferee based on the principle of awarding the highest bid. Ping An Consumer Finance engaged an independent appraisal agency to evaluate the Creditor’s Rights Assets and analyze the debt repayment capabilities of the relevant debtors for the liability. Since the Creditor’s Rights Assets comprise of a large number of individual loans, and the debtors are natural persons, it is not practical for the appraisal agency to review the credit file of each individual debtors. As such, the appraisal agency conducted an analysis of the Creditor’s Rights Assets using the cash flow repayment method. The appraisal agency has evaluated the Creditor’s Rights Assets based on the estimated cash flow for the repayment of the debts, which was assessed with reference to the historical data from Ping An Consumer Finance in relation to the debt recovery rates, the recovered amount and debt collection commission rate, etc for similar debts. The appraisal agency considers such method is effective in evaluating the Creditor’s Rights Assets. Given the aforementioned circumstances, the appraisal agency considers other valuation methods (such as the hypothetical liquidation method, the comprehensive factor analysis method and the market approach) are not feasible. The valuation amount comes to RMB21.77 million as at February 28, 2025 (being the valuation base date). Ping An Consumer Finance considered the initial consideration for the Creditor’s Rights Assets with reference to the appraised value, the internal assessment of the recoverable amount and the overall market condition for transferring non-performing debts. The final Consideration was determined based on the highest bidding price. The Directors (including the independent non-executive Directors, but excluding Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) consider that the Consideration for the Creditor’s Rights Assets Transfer and the payment arrangements are fair and reasonable.

Completion

Pursuant to the Assets Transfer Agreement, the completion of the Creditor’s Rights Assets Transfer is conditional upon the satisfaction or waiver by Ping An Consumer Finance (as the case may be) of the following completion conditions:

(a)	Shenzhen China Merchants Ping An Asset Management having paid the total Consideration; and

(b)

Shenzhen China Merchants Ping An Asset Management having provided Ping An Consumer Finance with copies of the relevant business license, articles of association, internal authorization documents and qualifications stipulated in the Assets Transfer Agreement.

Upon completion of Creditor’s Rights Assets Transfer, the risks associated with the Creditor’s Rights Assets shall be transferred to Shenzhen China Merchants Ping An Asset Management from the Transaction Benchmark Date.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Creditor’s Rights Assets are Ping An Consumer Finance’s non-performing debts. The Creditor’s Rights Assets Transfer serves as an effective solution to revitalize credit resources and make full use of market-based methods to dispose of non-performing debts, thereby improving the asset quality of Ping An Consumer Finance and further consolidating the foundation for its future business development. The carrying amount of the Creditor’s Rights Assets as at the Transaction Benchmark Date was zero. As the Creditor’s Rights Assets have been written off, the Consideration will be recorded as reversal of impairment loss of Ping An Consumer Finance. The proceeds from the Creditor’s Rights Assets Transfer will be used for Ping An Consumer Finance’s general working capital.

The Creditor’s Rights Assets Transfer was conducted through a public bidding process. Three asset management companies participated in the public bidding process and were qualified for bulk acquisition of financial non-performing assets (including Shenzhen China Merchants Ping An Asset Management and two independent third-party asset management companies). Ping An Consumer Finance conducted the public bidding process in accordance with the Notice on the Launch of the Pilot Program on the Transfer of the Second Batch of Non-Performing Loan, and Shenzhen China Merchants Ping An Asset Management ultimately won the bid. The Creditor’s Rights Assets Transfer through public bidding complies with the relevant legal requirements with respect to the transfer of non-performing assets and the common practice for bulk transfer of non-performing assets in the industry.

The Directors (including the independent non-executive Directors, but excluding Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) are of the view that the terms of the Assets Transfer Agreement were determined after arm’s length negotiations and the respective transactions contemplated thereunder are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and an executive director, the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance) are deemed or may be perceived to have a material interest in, and as a result have abstained from voting on the Board resolutions in relation to, the Assets Transfer Agreement and the transactions contemplated thereunder. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions and was required to abstain from voting on the relevant Board Resolution.

LISTING RULES IMPLICATIONS

Shenzhen China Merchants Ping An Asset Management is owned as to 39% by Ping An Life Insurance, a subsidiary of Ping An Insurance. Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement, and thus Shenzhen China Merchants Ping An Asset Management, being an associate of Ping An Life Insurance, is a connected person of the Company for the purpose of the Listing Rules. Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is indirectly owned as to 70% by the Company and directly owned as to 30% by Ping An Insurance as at the date of this announcement. Accordingly, the Creditor’s Rights Assets Transfer constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As all applicable percentage ratios in respect of the Creditor’s Rights Assets Transfer exceed 0.1% but are less than 5%, the Creditor’s Rights Assets Transfer is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but is exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INFORMATION ON THE PARTIES

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Consumer Finance is a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is indirectly owned as to 70% by the Company and directly owned as to 30% by Ping An Insurance. It is principally engaged in consumer finance business in the PRC.

Ping An Insurance is a joint-stock limited company established in the PRC, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318) (HKD counter) and 82318 (RMB counter) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

Shenzhen China Merchants Ping An Asset Management is owned as to 39% and 51% by Ping An Life Insurance (a subsidiary of Ping An Insurance) and China Merchants Financial Holdings Co., Ltd. (a state-owned enterprise directly administered by the PRC government), respectively. Shenzhen China Merchants Ping An Asset Management is an asset management company principally engaged in the business of bulk acquisition of financial non-performing assets with the relevant qualification.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong and indirectly wholly-owned by Ping An Insurance

“Assets Transfer Agreement”	the assets transfer agreement entered into between Ping An Consumer Finance and Shenzhen China Merchants Ping An Asset Management on July 21, 2025 in relation to the Creditor’s Rights Assets Transfer

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consideration”	the consideration for the Creditor’s Rights Assets Transfer, i.e. RMB36.44 million

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Creditor’s Rights Assets”	the non-performing debts listed as the subject of the transfer in the Assets Transfer Agreement with the aggregate principal balance and interest totaling approximately RMB468.74 million as of the Transaction Benchmark Date

“Creditor’s Rights Assets Transfer”	the transfer of the Creditor’s Rights Assets by Ping An Consumer Finance to Shenzhen China Merchants Ping An Asset Management pursuant to the Assets Transfer Agreement

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Ping An Consumer Finance”	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Life Insurance”	Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司), a company with limited liability established under the laws of the PRC

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Group

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“Shenzhen China Merchants Ping An Asset Management”	Shenzhen China Merchants Ping An Asset Management Co., Ltd. (深圳市招商平安資產管理有限責任公司), a company with limited liability established under the laws of the PRC

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“Transaction Benchmark Date”	the cut-off date agreed in the Assets Transfer Agreement for calculating and determining the principal balance and interest of the Creditor’s Rights Assets, i.e. April 2, 2025

“%”	per cent

By order of the Board Lufax Holding Ltd Dicky Peter YIP Chairman of the Board

Hong Kong, July 21, 2025

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.